

February 23, 2015

<u>Via E-mail</u>
Errol De Souza
President and Chief Executive Officer
Biodel, Inc.
100 Saw Mill Road
Danbury, Connecticut 06810

      **Re: Biodel, Inc.
             Preliminary Proxy Statement on Schedule 14A
             Filed on February 13, 2015
             File No. 001-33451**

Dear Mr. De Souza:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                Sincerely,

                /s/ Daniel Greenspan for

                Jeffrey P. Riedler
                Assistant Director

cc: <u>Via E-mail</u>
       Paul S. Bavier, Esq.
       General Counsel and Secretary